UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Williams Shank & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall St, 18th Floor
(No. and Street)

(City) (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave. Floor 3	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzanne Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Williams Shank & Co., LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMLA TRUDY VANBUREN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires August 19, 2028
Acting in the County of Wayne

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT WILLIAMS SHANK & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Siebert Williams Shank & Co., LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Siebert Williams Shank & Co., LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

New York, New York
March 2, 2020

SIEBERT WILLIAMS SHANK & CO., LLC

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$24,632,059
Segregated Cash on Soft-dollar and Commission sharing activities	55,442
Accounts receivable	2,745 ,164
Securities owned, at market value	10,000,000
Operating lease right-of use assets	11,332,003
Furniture, equipment and leasehold improvements, net	1,302,216
Issuer Relationship	260,000
Other assets	3,228,237
	$53,555,121
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$9,798,383
Due to clearing broker	8,344,433
Subordinated borrowings	3,000,000
Operating lease liabilities	12,304,557
Total Liabilities	33,447,373
MEMBER'S CAPITAL	20,107,748
	$53,555,121

SIEBERT WILLIAMS SHANK & CO., LLC

Notes to Financial Statements
December 31, 2019

NOTE A – BUSINESS ORGANIZATION

Siebert Williams Shank & Co., LLC ("SWS" or the "Company") formerly known as Siebert Cisneros Shank & Co., L.L.C. ("SCS") engages in the business of municipal and corporate bond underwriting, equity underwriting, and sales and trading activities. The Company qualifies as a Minority and Women-Owned Business Enterprise in certain municipalities and with other third party certifying agencies. Shank Williams Cisneros, LLC ("SWC"), formerly known as Siebert Cisneros Shank Financial, LLC ("SCSF") is SWS' sole member.

On November 4, 2019 (the "Acquisition Date"), SCSF acquired The Williams Capital Group, L.P. ("Williams") and merged it with and into SCS, the separate existence of Williams ceased, and SCS continued its existence under Delaware law as the surviving limited liability company, pursuant to that certain Agreement and Plan of Merger by and among SCSF, SCS, Williams, the Williams Capital Group, Inc. (the general partner of Williams), and the limited partners of Williams, dated as of October 3, 2019 (the "Merger Agreement"). As of the Acquisition Date, SCS was renamed Siebert Williams Shank & Co., LLC, and its parent company was renamed Shank Williams Cisneros, LLC. The total consideration paid by SWC, the acquirer under ASC 805, was 158.16963 Class A units of SWC.

The fair value of the shares was determined through an analysis of SWS' Price to Book Value as compared to publicly traded financial firms that have a similar business mix. The identifiable intangible assets acquired by SCS from WCG is the benefit of the strategic alliances between WCG and several leading credit facility banks. These alliances, some developed since 2005, were key to the investment grade, fixed income underwriting business at WCG.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Fair value

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset of liability.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2019

	Quoted prices in active markets for identical assets (Level 1)	Other significant observable input (Level 2)	Other significant unobservable input (Level 3)	Balance as of December 31, 2019
Money Markets	$20,420,788			$20,420,788
U S Treasuries	10,000,000	-	-	10,000,000
Total	$ 30,420,788	-	-	$30,420,788

[2] Cash and cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $20,420,788. Additionally, the company has cash segregated under federal regulations for the exclusive benefit of customers totaling $55,441. The segregated amount was sufficient at December 31, 2019 for the Partnership to meet its responsibility to segregate reserve funds at December 31, 2019 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. Cash equivalent has no restrictions, it is available to the Company on demand. In the event of a financial institution's insolvency, recovery of assets may be limited.

[3] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[5] Income taxes:

The Company is not subject to federal income taxes as it is a single member LLC and considered to be a division of SWC. The members of SWC are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

[6] Adoption of New Accounting

In February 2016, the FASB issued ASU 2016-02, "Leases – (Topic842)" that requires for leases longer than one year, a lessee recognize in the financial statements a right-of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The company adopted the standard effective January 1, 2019 applying the modified retrospective approach.

Note D – Subordinated Borrowings

On November 29, 2019, the Company entered into a revolving subordinated loan agreement with Pershing LLC, its clearing broker, in the amount of $3,000,000 bearing interest at the rate of Prime rate plus 5% and maturing November 29, 2021. As of December 31, 2019, interest rate was at 9.75%. The proceeds are treated as capital and subject to the risks of our business and approved by FINRA. This was a renewal of a previous loan assumed as part of the merger with Williams.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,070,083
Furniture and leasehold improvements	3,345,510
	4,415,593
Less accumulated depreciation and amortization	3,113,377
	$ 1,302,216

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $24,365,648, which was $24,068,961 in excess of its required net capital of $296,687 and its ratio of aggregate indebtedness to net capital was 0.18 to 1. The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company's parent SCSF is indebted to Siebert for a $3,000,000 purchase obligation incurred in connection with the acquisition of Siebert's capital markets business. Such obligation is payable over annual installments commencing on March 1, 2016 and on each March 1, thereafter through 2020 to the extent of 50% of the net income attributable to such business recognizable by the Company during the fiscal year ending immediately preceding the applicable payment date. Accordingly, although the Company has not guaranteed or pledged its assets as collateral for its parent's debt, the Company will be required to use a

portion of its cash flows to service SCSF's debt. At December 31 2019 the remaining balance was $2,073,368.

NOTE H – OPERATING LEASES

On January 1, 2019, the Company adopted ASU No. 2016-02 "Lease (Topic842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients including:

- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component

The Company rents office space under long-term operating leases expiring through 2030. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2020	$1,465,334
2021	1,764,246
2022	1,482,117
2023	1,499,856
2024	1,486,578
Thereafter	8,172,544
Total minimum lease payments	$15,870,675
Lease amount represented interest	($3,566,119)
Present value of minimum lease payments	$12,304,556

The Company purchased leasehold improvements of approximately $1,020,000 in prior years, which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease. This amount was reclassified to right of used assets for adoption of ASU 2016-02.

Our leases have a remaining lease term of 1 to 8 years, some of which include options to renew for 5 years, and some of which have no renewal option.

The Company enters into leases in the normal course of business primarily for financial centers, back office operations locations, business development offices, information technology data centers and information technology equipment. The Company's leases have remaining terms ranging from 2 to 10 years.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. The Company has also elected not to recognize leases with original lease terms of 12 months or less (Short term lease) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right of use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right of us assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payment over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 5.25% based on the historical interests on previous loans adjusted for the lease term and other factors. The Company's weighted average life of its leases is approximately 6.5 years.